Filed by Okada Manila International, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: 26 Capital

Acuisition Corp.

SEC File No.: 001-39900

October 15, 2021

Company Name:	Universal Entertainment Corporation

Representative:	Jun Fujimoto Representative Director and President (JASDAQ code: 6425)

Contact:	Toji Takeuchi Executive Officer Corporate Planning Office

TEL:	+81-3-5530-3055 (switchboard)

Listing of subsidiary on the US NASDAQ by way of the merger (De-SPAC) with 26 Capital

As disclosed in “Listing of Integrated Resort (IR) Business on US Stock Exchange” on February 12, 2021 and “(Progress of Disclosed Matter) Listing of Integrated Resort (IR) Business on US Stock Exchange” on March 29, 2021, Universal Entertainment Corporation (the “Company”) has looked into listing of the Company’s Integrated Resort (IR) Business on the US Stock Exchange. The Company hereby announces that at meetings of the board of directors of the Company’s wholly-owned Hong Kong subsidiary, Tiger Resort Asia Limited (“TRA”) and other entities, with the purpose of listing of the Company’s Philippine subsidiary, OKADA MANILA INTERNATIONAL INC. (“OMI”) by implementing the Merger (as defined below) with 26 Capital Acquisition Corp., a special purpose acquisition company (the “SPAC”) listed on the US NASDAQ (the “NASDAQ”) (“26 Capital”), it has been resolved that (1) a reverse triangular merger with 26 Capital as the surviving company and Project Tiger Merger Sub, Inc., which is a wholly-owned US subsidiary of OMI (the “Merger Sub”), as the non-surviving company (the “Merger”) will be implemented, and (2) for such purpose, TRA, TIGER RESORT, LEISURE AND ENTERTAINMENT, INC. (“TRLEI”), which is a consolidated Philippine subsidiary of TRA, OMI and the Merger Sub will enter into the Agreement and Plan of Merger and Share Acquisition with 26 Capital (the “Merger Agreement”).

Prior to the implementation of the Merger (the “Closing”), the Company will implement a reorganization to make TRLEI, which is engaged in the Integrated Resort (IR) Business, a wholly-owned subsidiary of OMI (the “Reorganization Prior to the Merger”).

After the Closing, 26 Capital will become a wholly-owned subsidiary of OMI, and SPAC shareholders will be entitled to receive American Depositary Shares representing the common shares in OMI (the “OMI Common Shares”) (“ADS”, and the ADS representing the OMI Common Shares is referred to as the “OMI ADS”. 1 ADS of the OMI ADS represents one OMI Common Share). Holders of warrants of 26 Capital (equivalent to stock acquisition rights under the Companies Act of Japan, the “Warrant”) will receive the Warrants convertible into the OMI ADS (the “OMI Warrants”).

The Merger is conditional on, among others, approval of the shareholders of 26 Capital, approval for the OMI ADS and the OMI Warrants, which will be issued in connection with the Merger, to be listed on the NASDAQ, the registration statements under the US Securities Act related to the issuance of the OMI ADS and OMI Warrants being effective, and the completion of the Reorganization Prior to the Merger. The Closing of the Merger and the listing are expected to be completed no later than the end of June 2022.

Following the completion of the Merger, it is expected that OMI will be the Company’s consolidated subsidiary.

1.	Purpose of the Merger

With respect to the Company’s Integrated Resort (IR) Business, the performance had steadily grown since its partial operation started in December 2016. However, since March 2020, the Company has operated its business under extremely limited conditions such as repeated lock down, etc. in Manila due to the spreading of COVID-19. Under such harsh environment, however, the Company has deployed a number of measures for the purpose of bolstering its earnings, including reducing fixed expenses and reinforcing marketing, on which the Company had concern, and has proceeded with the construction of Coral Wing (Tower B) hotel, which is expected to be completed by the end of this fiscal year. The Company will continue such measures and expansion of facility even after the operations return to normal after the spreading of COVID-19 aiming to increase business value. Considering this situation, the Company has positioned the Integrated Resort (IR) Business as the core business of the Company group, and has decided the listing of OMI on the NASDAQ with the aim of further business expansion and increasing the Company group value and diversifying financing methods and sources. Following the listing of OMI, the Company is expected to hold 80% or more of the shares in OMI being listed company.

2.	Background to the selection of the Merger

As described in the “Purposes of the Merger”, the Company has looked into listing of the Integrated Resort (IR) Business on the NASDAQ as one option to increase the Company group value. Then, the Company has selected the listing of OMI following the Reorganization Prior to the Merger by way of merger with SPAC (the “De-SPAC”) since it can generally be completed in a shorter period than listing by way of IPO and listing by way of De-SPAC is common in the US market.

OMI commenced substantive negotiations with 26 Capital in July 2021. Following due diligence by 26 Capital and negotiations of price and other terms with 26 Capital, the Company has entered into the Merger Agreement today with the approvals of the boards of directors of both parties. The representative of 26 Capital is conversant with the Integrated Resort (IR) Business including casino business. Also, 26 Capital understands the Company group’s policy for the Integrated Resort (IR) Business being promoted in Philippines. As such, we believe that this transaction will bring benefits to the business expansion. Under the Merger Agreement, the total equity value of OMI has been evaluated by 26 Capital approximately US$ 2.5 billion (¥ 275 billion) (US$ 1 = ¥ 110; hereinafter the same), which the Company group considers reasonable considering all the factors such as the revenue of such business.

Upon the completion of the Merger, OMI will make 26 Capital, a SPAC, a wholly-owned subsidiary and will be listed on the NASDAQ. While the management structure of OMI after the Merger is still under discussion, the board of OMI is expected to be composed of 7 members, 5 members of which will be directors appointed by the Company and 2 members of which will be the directors appointed by the current management of 26 Capital.

Taking into consideration of the above, it has been considered that the Merger will lead to the enhancement of OMI’s corporate value and the further enhancement of the Company group value, and the Merger has been approved.

3.	Summary of the Merger

    Summary of the Merger

OMI has established the Merger Sub as a merger subsidiary and implement the De-SPAC in the scheme where OMI becomes the parent company of 26 Capital through a reverse triangular merger with the Merger Sub as a non-surviving company and 26 Capital as the surviving company.

The overall procedures of the Merger are summarized as follows.

    Establishment of OMI subsidiary (the Merger Sub)

On October 13, 2021 (US time), OMI established the Merger Sub, a wholly owned U.S. subsidiary directly owned by OMI, as a special purpose company in connection with the Merger.

    Implementation of the Reorganization Prior to the Merger

Taking into consideration of the applicable Philippine laws, regulations, tax laws and securities act, in order to implement the Merger smoothly, prior to the Closing, the Reorganization Prior to the Merger will be implemented to make TRLEI, which is engaged in the Integrated Resort (IR) Business, a wholly owned subsidiary of OMI. In the process of the Reorganization Prior to the Merger, the number of shares will be adjusted so that the value of 1 ADS of the OMI ADS can be equal to the value of 1 common share in SPAC.

Closing of the Merger

The Closing will be implemented in the method of a reverse triangular merger with 26 Capital as the surviving company and the Merger Sub as the non-surviving company in accordance with the provisions of Delaware General Corporation Law of the US as follows:

(1) When the Merger becomes effective, the shares in the Merger Sub held by OMI will be converted into the common shares in SPAC (the surviving company after the Merger) at a ratio of 1 (one) share in the Merger Sub for 1 (one) common share in SPAC.

(2) When the Merger becomes effective, the common shares in SPAC held by 26 Capital, any subsidiaries of 26 Capital or the Merger Sub immediately prior to the effective time of the Merger (the “Cancelled Shares”) will be cancelled.

(3) When the Merger becomes effective, the common shares in SPAC that have elected to redeem their shares (the “Redeemed Shares”) will receive their redemption amount in cash.

(4) The common shares in SPAC (as of October 15, 2021, Class A Common Shares: 27,500,000 shares, Class B Common Shares: 6,875,000 shares, Total: 34,375,000 shares) (excluding the Cancelled Shares and Redeemed Shares) will be converted into the rights to subscribe OMI ADS (the “Subscription Right for OMI ADS”) at a ratio of 1 share in SPAC for 1 ADS.

(5) When the Merger becomes effective, each SPAC shareholder, who has exercised the Subscription Right for OMI ADS, will then receive 1 (one) OMI ADS for its each common share in SPAC after the Merger becomes effective. On the other hand, the common shares in SPAC held by SPAC shareholders, who do not exercise the Subscription Right for OMI ADS, will be cancelled, and such SPAC shareholders will receive cash equal to the par value of a OMI share (0.05 Philippine Peso).

(6) Warrant of 26 Capital (the number of warrants is equivalent to 21,250,000 common shares in SPAC as of October 15, 2021, which is around 62% of 34,375,000 shares (total number of outstanding shares in SPAC as of October 15, 2021)) convertible into the common shares in SPAC will be exchanged with 1 (one) OMI Warrant convertible into OMI ADS.

As a result, 26 Capital will become a wholly-owned subsidiary of OMI, and SPAC shareholders will receive the OMI ADS or cash in consideration of the Merger depending on whether the Subscription Right for OMI ADS is exercised, and the holder of Warrant of 26 Capital will receive the OMI Warrant.

Material Terms of the Merger

The Closing is conditional on, among others, approval of the shareholders of 26 Capital, approval for the OMI ADS and the OMI Warrants, which will be issued in connection with the Merger, to be listed on the NASDAQ, the registration statements under the US Securities Act related to the issuance of the OMI ADS and OMI Warrants being effective, and the completion of the Reorganization Prior to the Merger.

After the Merger

Following the completion of the Merger, the Company is expected to hold approximately 80% or more of the shares in OMI through TRA (such percentage may increase due to the SPAC shareholders who will redeem their commons shares in SPAC or who will not exercise the Subscription Right for OMI ADS). Once such percentage is fixed, we will disclose it.

Following the completion of the Merger, the shares in 26 Capital will be delisted and, instead, the OMI ADS and the OMI Warrants will be listed on the NASDAQ.

While the management structure of OMI after the Merger is still under discussion, the board is expected to be composed of 7 members, 5 members of which will be directors appointed by the Company and 2 members of which will be the directors appointed by the current management of 26 Capital.

4.	Schedule of the Merger

Execution of the Merger Agreement with 26 Capital	October 15, 2021

Shareholders Meeting of 26 Capital to approve the Merger	To be determined

Shareholders Meeting of OMI to approve the Merger	To be determined

Implementation of the Merger	By the end of June 2022 (expected)

5.	Outline of OMI (as of October 15, 2021)

(1) Name	OKADA MANILA INTERNATIONAL INC.

(2) Address	New Seaside Drive Entertainment city Barangay Tambo Paranaque City, Philippines

(3) Title/Name of Representative	Chairperson Manuel M, Lazaro

(4) Description of Business	Integrated Resort (IR) Business

(5) Paid-in Capital	10 million Philippine Peso (¥ 22,000 thousand)

(6) Date of Incorporation	March 10, 2021

(7) Number of Shares Issued and Outstanding	10 million shares

(8) Fiscal Year End	December

(9) Major Shareholders and Percentage of Shares Held	TIGER RESORT, LEISURE AND ENTERTAINMENT, INC.: 100.00%

(10) Relationship with the Company	The Company’s subsidiary. 2 of the Company’s directors concurrently serve as the directors of OMI

(11) Financial Conditions and Operating Results for the Latest Fiscal Year	Not applicable, since the first fiscal year-end has not yet come after the incorporation of OMI.

6.	Outline of TRLEI (as of October 15, 2021)

(1) Name	TIGER RESORT, LEISURE AND ENTERTAINMENT, INC.

(2) Address	Okada Manila, New Seaside Drive, Entertainment City Barangay Tambo, Paranaque City 1701, Metro Manila, Philippines

(3) Title/Name of Representative	Chairperson Manuel M, Lazaro

(4) Description of Business	Integrated Resort (IR) Business

(5) Paid-in Capital	8,699,745 thousand Philippine Peso (¥ 19,139,440 thousand)

(6) Date of Incorporation	June 13, 2008

(7) Number of Shares Issued and Outstanding	8,699,745 thousand shares

(8) Fiscal Year End	December

(9) Major Shareholders and Percentage of Shares Held	Tiger Resort Asia Limited: 99.99%

(10) Relationship with the Company	The Company’s consolidated subsidiary. 3 of the Company’s directors concurrently serve as the directors of TRLEI

(11) Financial Conditions and Operating Results for the Latest Fiscal Year (Ended as of December 31, 2020)

Total Assets	179,515,083,057 Philippine Peso (¥387,752,579,403)

Shareholders’ Equity	66,205,237,503 Philippine Peso (¥143,003,313,006)

Revenue	10,710,623,948 Philippine Peso (¥23,134,947,728)

Operating Loss	(7,812,831,017) Philippine Peso (¥ (16,875,714,997))

Net Loss	(9,063,308,624) Philippine Peso (¥(19,576,746,628))

7.	Outline of 26 Capital (as of October 15, 2021)

(1) Name	26 Capital Acquisition Corp.

(2) Address	701 Brickell Avenue, Suite 1550, Miami, Florida 33131 United States of America

(3) Title/Name of Representative	Jason Ader

(4) Description of Business	Special purpose acquisition corporation seeking a business combination

(5) Paid-in Capital	US$ 1,103 (¥121,330)

(6) Date of Incorporation	August 24, 2020

(7) Number of Shares Issued and Outstanding	Class A Common Shares: 27,500,000 Class B Common Shares: 6,875,000 * Class B common shares will automatically convert into class A common shares on a one-for-one basis by the Merger.

(8) Fiscal Year End	December

(9) Major Shareholders and Percentage of Shares Held	26 Capital Holdings LLC: 20% Highbridge Capital: 6.12% Bluecrest Capital: 6.5%

(10) Relationship with the Company	There are no capital, personal or business relationships with the Company.

(11) Financial Conditions and Operating Results for the Latest Fiscal Year (Ended as of December 31, 2020)

Total Assets	US$ 299,743 (¥32,972 thousand)

Shareholders’ Equity	US$ 23,982 (¥2,638 thousand)

Revenue	US$ 0 (¥ 0)

Operating Loss	US$ (1,018) (¥ (112 thousand))

Net Loss	US$ (1,018) (¥ (112 thousand))

8.	Outlook

Following the completion of the Merger, OMI will be a consolidated subsidiary of the Company.

The Company expects that each item of the Company’s consolidated balance sheets and consolidated statements of income will be affected by the Merger. The Company is in the process of scrutinizing detailed figures of the consolidated financial statements and will announce it once it is confirmed.

***

(Disclaimer under the US Securities Act)

Participants in the Solicitation

26 Capital Acquisition Corp. and certain of its directors and executive officers may be deemed participants in the solicitation of proxies from 26 Capital Acquisition Corp.’s stockholders with respect to the proposed business combination transaction. A list of the names of those directors and executive officers and a description of their interests in 26 Capital Acquisition Corp. is set forth in 26 Capital Acquisition Corp.’s filings with the SEC (including 26 Capital Acquisition Corp.’s final prospectus related to its initial public offering (File No. 333-251682) declared effective by the SEC on January 14, 2021), and are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to 26 Capital Acquisition Corp., Inc., 701 BrickellAvenue, Suite 1550, Miami, Florida 33131 United States of America, Jason Ader. Additional information regarding the interests of such participants will be contained in the registration/proxy statement for the proposed business combination transaction when available.

OKADA MANILA INTERNATIONAL INC. and TIGER RESORT, LEISURE AND ENTERTAINMENT, INC., and certain of their directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of 26 Capital Acquisition Corp. in connection with the proposed business combination transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination transaction will be included in the registration/proxy statement for the proposed business combination transaction when available.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination transaction. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. OKADA MANILA INTERNATIONAL INC.’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, 26 Capital Acquisition Corp.’s, OKADA MANILA INTERNATIONAL INC.’s and Universal Entertainment Corporation’s expectations with respect to future performance and anticipated financial impacts of the business combination transaction.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside 26 Capital Acquisition Corp.’s, OKADA MANILA INTERNATIONAL INC.’s and Universal Entertainment Corporation’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against 26 Capital Acquisition Corp. and/or OKADA MANILA INTERNATIONAL INC. following the consummation of the business combination transaction; (2) the impact of COVID-19 and related regulatory responses (such as local community quarantine and international travel restrictions) on OKADA MANILA INTERNATIONAL INC.’s business; (3) the dependence of OKADA MANILA INTERNATIONAL INC.’s business on its casino gaming license; (4) the inability to maintain the listing of OKADA MANILA INTERNATIONAL INC.’s common shares on the Nasdaq following the consummation of the business combination transaction; (5) the risk that the business combination transaction disrupts current plans and operations; (6) the ability to recognize the anticipated benefits of the business combination transaction, which may be affected by, among other things, competition, the ability of OKADA MANILA INTERNATIONAL INC. to grow and manage growth profitably, and retain its key employees; (7) costs related to the business combination transaction; (8) changes in applicable laws or regulations; and (9) the possibility that OKADA MANILA INTERNATIONAL INC. may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning 26 Capital Acquisition Corp. or OKADA MANILA INTERNATIONAL INC., the transactions described herein or other matters and attributable to 26 Capital Acquisition Corp., Okada Manila or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of 26 Capital Acquisition Corp. and OKADA MANILA INTERNATIONAL INC. expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

Use of data

The data contained herein is derived from various internal and external sources we believe to be reliable. No representation is made as to the reasonableness of the assumptions within or the accuracy or completeness of any projections or modeling or any other information contained herein. Accordingly, any liability in respect of the information contained herein (including in respect of direct, indirect or consequential loss or damage) is expressly disclaimed. Any data on past performance or modeling contained herein is not an indication as to future performance, and each of 26 Capital Acquisition Corp, OKADA MANILA INTERNATIONAL INC. and Universal Entertainment Corporation disclaim any obligation, except as required by law, to update or revise the information in this presentation, whether as a result of new information, future events or otherwise.